October 4, 2005

VIA FAX, EDGAR SUBMISSION AND FEDERAL EXPRESS

Abby Adams
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Imagistics International Inc. -- Schedule 14D-9 filed September 19,
2005 and Schedule 14D-9C filed September 16, 2005

Dear Ms. Adams:

     This letter responds to the closing comments of the Staff (“Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 29, 2005 (the “Comment Letter”) regarding the above-referenced Schedule 14D-9 filed September 19, 2005, and Schedule 14D-9C filed September 16, 2005, by Imagistics International Inc. (the “Company”).

     As requested in the Comment Letter, the Company hereby acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

IMAGISTICS INTERNATIONAL INC.

By:	/s/ Mark S. Flynn

	Name:	Mark S. Flynn
	Title:	Vice President, General Counsel and Secretary